UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

Second Quarter 2013 Financial Results

The unaudited interim consolidated financial statements of Compugen Ltd. (the “Company”) and its subsidiaries as of and for the six months ended June 30, 2013 are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein. The Operating and Financial Review and Prospects of the Company as of and for the six months ended June 30, 2013 and June 30, 2012 are filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

Special General Meeting of Shareholders

On September 10, 2013, the Company will hold a special general meeting of shareholders. A copy of the notice and proxy statement is filed as Exhibit 99.3 to this Form 6-K and incorporated by reference herein.

The information contained in this Report, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-171655 and 333-185910.

Exhibits
Exhibit
Number                 Description of Exhibit

10.1*	Amendment to Funding Agreement by and between Baize Investments (Israel) Ltd. and Compugen Ltd., dated April 21, 2013.
99.1	Unaudited interim consolidated financial statements as of and for the six months ended June 30, 2013.
99.2	Operating and Financial Review and Prospects as of and for the six months ended June 30, 2013 and June 30, 2012.
99.3	Notice and proxy statement relating to the special general meeting of shareholders of Compugen Ltd. to be held on September 10, 2013.
101@
The following financial information from Compugen Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets at June 30, 2013 and December 31, 2012; (ii) Consolidated of Comprehensive Loss for the six months ended June 30, 2013 and 2012; (iii) consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2013 and the year ended December 31, 2012; (iv) consolidated statements of cash flows for the six months ended June 30, 2013 and 2012; and (v) notes to the unaudited consolidated financial statements.

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*	Confidential portions of this document have been filed separately with the SEC pursuant to a request for confidential treatment.
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Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 2, 2013	By:	/s/ Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad
Chief Financial Officer